Exhibit 17

Kenneth A. Randall
{Letterhead}

    December 7, 2005

Thos. E. Capps
Chairman and Chief Executive Officer
Dominion Resources, Inc.
P. O. Box 26532
Richmond, Virginia 23261

Dear Tom,

After 34 years on the Boards of either Virginia Electric and Power Company or Dominion, I will retire December 31, 2005. My last Board meeting will be December 16, 2005.

My affiliation with Dominion has been educational and enlightening. Thank you for your leadership. I hope that you and Sandy will stay in touch.

Sincerely,

               /s/ Kay